TRANSAMERICA INCOME SHARES, INC.

                    RESULTS OF SHAREHOLDER PROXY (UNAUDITED)

Section 270.30e-1 under the Investment Company Act of 1940, as amended, titled "Reports to Stockholders of Management Companies," requires regulated investment companies to report on all subject matters put to the vote of shareholders and provide final results. Accordingly, the Board of Directors of the Fund solicited a vote by the shareholders for the following item:

At the annual meeting of shareholders held on JULY 15, 2010, the results of Proposal 1 were as follows:

PROPOSAL 1: To elect three Directors to serve as Class I Directors for three year terms, and until their successors are duly elected and qualify.

                          FOR          WITHHELD
                     -------------   -----------
Leo J. Hill          5,624,087.207    96,328.614
Patricia L. Sawyer   5,622,703.923    97,711.898
Eugene M. Mannella   5,609,174.207   111,241.614